SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1
                               (Amendment No. 11)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

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                                  Conrail Inc
                            (Name of Subject Company)

                         Norfolk Southern Corporation
                       Atlantic Acquisition Corporation
                                    Bidders

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  208368 10 0
                      (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                 NOT AVAILABLE
                      (CUSIP Number of Class of Securities)

                              -----------------------

                              JAMES C. BISHOP, JR
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder
                               ------------------------

                                with a copy to
                             RANDALL H. DOUD, ESQ
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000


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         This Amendment No. 11 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

                      ITEM 10. ADDITIONAL INFORMATION.

          Item 10 is hereby amended and supplemented by the following:

         (e) On November 15, 1996, Plaintiffs filed a Motion for Leave to Supplement and Amend the Complaint in which they seek the court's permission to file their Second Amended Complaint for Declaratory and Injunctive Relief (the "Second Amended Complaint"). In the Second Amended Complaint, Plaintiffs update the description of counts contained in their earlier complaints and add certain additional allegations of disclosure and fiduciary duty violations relating to such updated description of events. In particular, inter alia, the Second Amended Complaint includes allegations (i) concerning the coercive front-end loaded, two-tier structure of the Proposed CSX Transaction (and the fundamental unfairness thereof), and (ii) concerning material misrepresentations and omissions by Defendants in connection with the supplement to CSX's Offer to Purchase and with the Company Board's Schedule 14D-9 statements relating to the Proposed CSX Transaction and Parent's Offer and Proposed Merger.

                 ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the following:

         (g)(3) Motion for Leave to Supplement and Amend the Complaint, including as an exhibit thereto, Plaintiff's Second Amended Complaint filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et.al. (dated November 15, 1996, United States District Court for the Eastern District of Pennsylvania).



                                 SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 19, 1996

                                     NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                       ---------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law

                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                       ---------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General Counsel



                                 EXHIBIT INDEX

Exhibit
Number                  Description                               Page
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(g)(3)            Motion for Leave to Supplement and Amend
                  the Complaint, including as an exhibit
                  thereto, Plaintiff's Second Amended Com-plaint filed by Parent, Purchaser and Kathryn B. McQuade against the Company,
                  CSX et.al. (dated November 15,  1996,
                  United States District Court for the
                  Eastern District of Pennsylvania).